March 4, 2015

By Federal Express and Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Xenonics Holdings, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2014

Filed January 13, 2015

File No. 001-32469

Dear Mr. Spirgel:

By letter dated February 24, 2015, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Xenonics Holdings, Inc. (the “Company”) with comments regarding the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014, which was filed with the Commission on January 13, 2015. This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s February 24 letter.

The Company confirms that it will comply with the comments in the Staff’s February 24 letter in connection with future filings by the Company with the Commission.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements, page 14

1.	Please remove your reference to reliance on the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Reliance by issuers whose stock is considered “penny stock” is not permitted.

Company’s Response

In future filings with the Commission, the Company will not include a reference to the safe harbor provided by the Private Litigation Reform Act of 1995 during the period in which the Company’s stock is considered “penny stock.”

Trends in our Business, page 15

2.	We note that you have not generated sufficient revenue to be profitable in the last five years. As a result, you indicate that you will need to expand your customer base beyond the U.S. military and law enforcement into “other markets.” Please identify more specifically your other target markets and clarify what steps you plan to take to reach those markets.

3186 Lionshead Avenue | Suite 100 | Carlsbad, CA 92010 | HQ 760.477.8900 | Fax 760.477.8899 | www.xenonics.com

Securities and Exchange Commission

March 4, 2015

Company’s Response

In future filings with the Commission, the Company will disclose that other markets include international markets.

On May 15, 2014 the Company announced an exclusive agreement with Saudi International Military Services (SIMS) to market the Company’s products in Saudi Arabia. The Company is hopeful it will receive a substantial purchase order from SIMS in the near future.

The Company is also working with representatives from other countries for additional international orders. The Company has also been communicating with the U.S. Army regarding the possibility of supplying the Company’s products to the Iraqi Army.

Liquidity and Capital Resources, page 16

3.	Please disclose how long you believe you will be able to continue current operations without additional financing.

Company’s Response

In future filings with the Commission, the Company will disclose that, based on the pending U.S. military and possible international orders, no additional financing will be required, but if these orders are not forthcoming, short-term financing will be required.

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Alan P. Magerman
Alan P. Magerman